SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 21, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 21, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN ANNOUNCES LIKELY CUT-OFF GRADES FOR
MINERAL RESOURCES IN BURNSTONE AREA 1 GOLD DEPOSIT

October 21, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to announce additional details on the independent resource estimate for the Area 1 gold deposit at the Burnstone Project in the Witwatersrand goldfield of South Africa.

The Company's goal for the Burnstone project is to define and engineer a classic multi-million ounce Witwatersrand gold mine with production in the range of 200,000-400,000 ounces of gold per year. The first stage is to drill off substantial gold resources, which is being successfully achieved through work in several areas on the property. Concurrent with this ongoing drilling stage, the Company commenced preliminary project engineering and mine planning in Area 1, the most advanced deposit on the property, in preparation for a feasibility study.

Great Basin commissioned the independent engineering firm of Behre Dolbear & Company to estimate the mineral resource for the Area 1 deposit, reported in June 2003. Behre Dolbear was involved in the due diligence acquisition assessment of the Burnstone property in 2002, as well as making recommendations for the Area 1 drill program. Great Basin staff and South African consultants compiled the new data, and updated the geological model for the Area 1 deposit. Behre Dolbear's resource estimation specialists reviewed the model, updated the estimate and classified the mineral resource based on 57 core holes and 208 valid core hole deflections. The Behre Dolbear team worked under the direct supervision of James A. Currie, P. Eng., of Behre Dolbear, who is the independent qualified person for the resource estimates.

AREA 1 MINERAL RESOURCE
		at 1.0 m width
Category

Cut-off

	(cm g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Measured	300	15,107,000	6.313	3,066,000
	350	12,258,000	7.026	2,769,000
	400	10,275,000	7.657	2,530,000
Indicated	300	8,002,000	7.715	1,985,000
	350	7,071,000	8.308	1,889,000
	400	6,465,000	8.735	1,815,000
Total	300	23,109,000	6.798	5,051,000
	350	19,329,000	7.495	4,658,000
	400	16,740,000	8.074	4,345,000

Mineralization at the Burnstone property occurs within the Kimberley Reef, one of the four main mineralized horizons in the Witwatersrand goldfield. Standard accepted practice in South Africa is to use a grade-thickness cut-off over a mining width. The resources at a postulated mining width of 1.0 metre width at various cut-offs are tabulated above. Mining widths of 0.8 metres have been achieved in Witwatersrand operations, therefore, the actual mining width for Area 1 could be narrower. In the Company's June 18, 2003 news release, the Area 1 mineral resource was reported for a range of cut-off grades up to 400 cm g/t and in the Company's November 2002 release, an inferred resource was reported at a zero cut-off the Area 2. The Area 1 and Area 2 estimates at the 0 cm g/t cut-off were geologically constrained to demonstrate the extents of the deposits, but were not intended to suggest that the material at that cut-off is entirely economically viable. Since the Area 2 estimate was only presented at a zero cut-off, it cannot be considered a resource at this time.

Based on preliminary engineering studies for Area 1 and comparisons with other deeper operations, the 350 cm g/t cut-off grade (bolded above) is considered to be a likely scenario. The diluted grade for Area 1 at the 350 cm g/t cut-off is 7.5 g/t, and compares favourably with grades of 6.27 g/t, 8.08 g/t and 4.93 g/t, respectively, for measured mineral resources at Harmony Gold's operating mines at Evander, Elandskraal and Randfontein (Harmony 2003 Annual Report). The Evander Kimberley Reef deposits are also considerably deeper (1,900 metres) than at Area 1, where a significant portion of resource lies at a depth of only 250 metres and should allow for lower cost operations.

Great Basin has initiated engineering studies, including cost estimates, for underground development of the Area 1 deposit. The independent firm of Turgis Consulting (Pty) Ltd. is assessing the various development options, including a larger-scale, higher-throughput operation with the potential of increased annual gold production.

Area 1 lies within a 15 kilometre northwest-southeast gold trend on the Burnstone property. Since January 2003, Great Basin has carried out 32,000 metres of infill and step-out drilling in Area 1; over 19,000 metres in Area 2 located three kilometres southeast of Area 1; and 5,000 metres in Area 3, located 4 kilometres from Area 2. Drilling is continuing to assess gold concentrations in Area 2 and Area 3 along this gold trend. The objective is to delineate additional gold resources and complete new resource estimates that can be added into the overall project mine planning.

Great Basin's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. Samples are lock-tied during shipment from the logging shed to the assay laboratory. During sampling, duplicates, blanks and standards are confidentially inserted into the regular sample stream to check repeatability, contamination and competency of the analysis. Randomly selected sample pulps are also shipped to an independent Canadian laboratory for check analysis. Technical reports detailing the resource estimates and QA/QC programs are filed on www.sedar.com.

The Burnstone gold property is located approximately 80 kilometres southeast of Johannesburg, near the town of Balfour, and has excellent access to manpower, electricity and transportation infrastructure. In November 2002, Great Basin acquired an option to purchase, up to 100% of Southgold Exploration (Pty) Ltd, which has the right to acquire 100% of the Burnstone property.

For additional details on the Burnstone Gold Property, please visit the Great Basin website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.